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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Etihad Flight College orders Embraer Phenom jets

São José dos Campos, Brazil, June 23, 2015 – Embraer Executive Jets announced today that Etihad Flight College, a wholly-owned subsidiary of Etihad Airways, the national airline of the United Arab Emirates, has signed a purchase agreement for four Phenom 100E jets, and options for three additional aircraft of the same model.

Based on current list prices the deal is valued at about USD 30 million, if all options are exercised, and deliveries of the aircraft to Etihad Flight College will start in the first quarter of 2016.

The delivery of the four new Embraer Phenom 100E jets will bring to 20 the number of aircraft in the trainer fleet, which is currently composed of 16 single-engine propeller airplanes.

 “We are very pleased with the selection of the Phenom 100E by Etihad Flight College,” said Marco Túlio Pellegrini, President and CEO, Embraer Executive Jets. “The Phenom 100E has proven to be the ideal aircraft for jet pilot training, delivering advanced cockpit technology, along with high performance and high reliability, at a low operating cost.”

“As the national airline of the UAE, it is vital for us to establish a world-class training facility to support the training and manpower development of the local Emirati workforce, while also providing a source of well-trained, highly-skilled pilots for our growing operations,” said Richard Hill, Etihad Airways’ Chief Operations Officer. "The Phenom 100E’s airline-grade technology, performance and reliability make it an ideal initial training platform to prepare our cadets for line operations."

Based in Al Ain, the Etihad Flight College is the first organization in the world to use multi-engine aircraft in the core phase of its MPL training program, and provides training for up to 120 Emirati and international cadets annually.

About Etihad Flight College

Etihad Flight College, the world-class flight training college based at Al Ain International Airport in the UAE, is now authorised to provide the Multi Crew Pilot Licence (MPL) training program following certification as an Approved Training Organisation (ATO) by the UAE General Civil Aviation Authority (GCAA).

The MPL training program provides students with the core competencies required of an airline pilot in today’s ever-changing aviation marketplace.  It focuses on relevant and operator-specific training, rather than the traditional model of performance-based training in a generic format.  It produces pilots with not only the skills to fly a modern commercial aircraft to the most exacting standards, but the competencies and attitudes required of a professional pilot as well.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Established following the acquisition of the fixed wing division of Horizon International Flight Academy from Mubadala in September 2014, the Etihad Flight College will train up to 200 Emirati and international cadets annually. Etihad Airways currently employs over 2,200 pilots to operate its fleet of 110 Airbus and Boeing aircraft.

About the Phenom 100E

The Phenom 100E has a four-occupant range of 1,178 nautical miles (2,182 km), with NBAA IFR reserves. With a high speed cruise of 390 knots, the Phenom 100E is one of the fastest jets in its class, with operating costs comparable to that of leading turbo-prop aircraft. The Phenom 100E also features multi-function spoilers, and the aircraft is capable of flying at 41,000 feet (12,500 m), powered by two Pratt & Whitney Canada PW617F-E engines with 1,695 pounds of thrust each.

The pilot-friendly cockpit enables single-pilot operation and offers the Prodigy Flight Deck, with Synthetic Vision System. Other standard features include improved takeoff performance with thrust reserve, increased Maximum Zero-Fuel Weight and an electronic checklist.

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, the broadest in the market, consists of the entry-level Phenom 100E and the Phenom 300 light jet, the Legacy 500 midsize and Legacy 450 mid-light, the super midsize Legacy 600 and large Legacy 650, and the ultra-large Lineage 1000E. Completing ten years in the market, Embraer Executive Jets’ global fleet exceeds 860 aircraft, which are in operation in more than 60 countries and are supported by the Company’s global Customer Support and Services network of close to 75 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil. For more information, please visit www.embraerexecutivejets.com.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer